Form 51-102F3
Material Change Report

Item 1Name and Address of Company

VANC Pharmaceuticals Inc. (the “Company”)

Suite 810– 789 West Pender Street

Vancouver, BC V6C 1H2

Item 2Date of Material Change

June 21, 2018

Item 3News Release

The news release was disseminated on June 21, 2018 by way of the facilities of Stockwatch.  Copies were also filed on SEDAR with the British Columbia Securities Commission and the Alberta Securities Commission.

Item 4Summary of Material Change

The Company announced that it has issued a total of 182,992 common shares of the Company to Lampyon Canada Inc., in consideration for services rendered pursuant to the terms of a Service Agreement entered into with VANC on April 10th, 2018.

Item 5Full Description of Material Change

5.1Full Description of Material Change

The Company announced that it has issued a total of 182,992 common shares of the Company to Lampyon Canada Inc., in consideration for services rendered pursuant to the terms of a Service Agreement entered into with VANC on April 10th, 2018.

The common shares are being issued as a shares for services transaction, and the transaction has been accepted by the TSX Venture Exchange as per the bulletin dated June 14, 2018.

The deemed price of 97,957 of the common shares is $0.26, which was calculated by using the volume weighted average closing share price on the last 5 trading days of April 2018.  The deemed price of 85,035 of the common shares is $0.21, which was calculated by using the volume weighted average closing share price on the last 5 trading days of May 2018.

The Company confirms that the securities issued have not created a new Control Person of the Issuer.  Please see the Company’s news release dated April 10th, 2018 for more information.

5.2Disclosure for Restructuring Transactions

Not applicable.

Item 6Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7Omitted Information

Not applicable.

Item 8Executive Officer

The following senior officer of the Company is knowledgeable about the material change and this Material Change Report and may be contacted:

Bob Rai, Chief Executive Officer and Director

Business Telephone:604-247-2639

Facsimile:604-247-2693

Item 1Date of Report

June 21, 2018

AC/715230.2